UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

VersaBank

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

VersaBank

(Name of Person(s) Furnishing Form)

Common Shares and Preferred Shares

(Title of Class of Subject Securities)

92511T105, 92511T204, 92511T303

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                   Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, VersaBank, and are required to be disseminated to U.S. security holders or published in the United States:

•                  Notice of Special Meeting of Shareholders and Management Information Circular, dated November 22, 2016 (the “Circular”), a copy of which is furnished as Exhibit 99.1 to this Form CB;

•                  Joint Disclosure Booklet, forming part of the Circular, dated November 22, 2016, a copy of which is furnished as Exhibit 99.2 to this Form CB; and

•                  Letter of Transmittal, a copy of which is furnished as Exhibit 99.3 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b) Not applicable

Item 2.                   Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Notice to VersaBank Shareholders in the United States” on page 9 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by VersaBank concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of VersaBank shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 24, 2016.

VERSABANK

By:	/s/ David Taylor
Name:	David Taylor
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Special Meeting of Shareholders and Management Information Circular, dated November 22, 2016

99.2	Joint Disclosure Booklet, dated November 22, 2016